Exhibit 99.1

InspireMD Inc. 2024 Inducement Plan

InspireMD, Inc.

2024 INDUCEMENT PLAN

This 2024 Inducement Plan (the “Plan”) provides for the grant of Restricted Stock, Restricted Stock Units and Options to acquire shares of common stock in the capital of InspireMD, Inc. (“Common Stock”) a corporation formed under the laws of the State of Delaware (the “Corporation”). Awards granted under this Plan will include:

(a)	Stock options (“Options”) to individuals subject to United States tax, which will be referred to in this Plan as “Non-Qualified Options”; and

(b)	Awards in the form of shares of Common Stock, with or without restrictions (with restrictions, “Restricted Stock”) and in the form of a right to receive shares of Common Stock (or their then Fair Market Value) at a specified future time (“Restricted Stock Units”), both of which will be referred to as “Non-Qualified Awards.”

Non-Qualified Options and Non-Qualified Awards granted under this Plan are collectively referred to as “Awards”.

1. PURPOSE

1.1 The purpose of this Plan is to attract, retain and motivate Eligible Persons (as hereinafter defined) who are expected to make important contributions to the Corporation by providing these individuals with proprietary interest in the Corporation, thereby strengthening their incentive to achieve the objectives of the shareholders of the Corporation, and to serve as an aid and inducement in the hiring of new employees. Pursuant to Section 9.2 below, the Plan is intended to comply with the exemption from the shareholder approval requirement for “inducement grants” provided under Rule 5635(c)(4) of the Nasdaq Listing Rules (the “Nasdaq Rules”).

1.2 This Plan shall at all times be subject to all legal requirements relating to the administration Awards, if any, under applicable corporate laws, applicable United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any other foreign jurisdiction applicable to Awards granted to residents therein (collectively, the “Applicable Laws”).

2. ADMINISTRATION

2.1 This Plan shall be administered initially by the board of directors of the Corporation (the “Board”), except that the Board may, in its discretion, establish a committee composed of two (2) or more members of the Board or two (2) or more other persons to administer the Plan, which committee (the “Committee”) may be an executive, compensation or other committee, including a separate committee especially created for this purpose. The Board or, if applicable, the Committee is referred to herein as the “Plan Administrator”.

2.3 The Committee shall have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option). The members of any such Committee shall serve at the pleasure of the Board. A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully effective as if it had been taken at a meeting.

2.4 Subject to the provisions of this Plan and any Applicable Laws, and with a view to accomplishing the purpose of the Plan, the Plan Administrator shall have sole authority, in its absolute discretion, to:

(a)	construe and interpret the terms of the Plan and any Award granted pursuant to this Plan;

(b)	define the terms used in the Plan;

(c)

prescribe, amend and rescind the rules and regulations relating to this Plan, including without limitation, adopting procedures from time to time that are intended to ensure that an individual is an Eligible Person prior to the granting of any Awards to such individual (including without limitation a requirement that each such individual certify to the Corporation prior to the receipt of an Award that he or she is not currently employed by the Corporation or a Related Corporation and, if previously so employed, has had a bona fide period of interruption of employment, and that the grant of Awards is an inducement material to the Eligible Person’s agreement to enter into employment with the Corporation or a Related Corporation);

(d)	correct any defect, supply any omission or reconcile any inconsistency in this Plan;

(e)	grant Awards under this Plan, except where additional corporate approvals are required by Applicable Law;

(f)	determine the individuals to whom Awards shall be granted under this Plan and whether the Award is granted as a Non-Qualified Option or a Non-Qualified Awards;

(g)	determine the time or times at which Awards shall be granted under this Plan;

(h)	determine the number of shares of Common Stock subject to each Award, the exercise price of each Award, the duration of each Award and the times at which each Award shall become vested and exercisable;

(i)	determine all other terms and conditions of the Awards; and

(j)	make all other determinations and interpretations necessary and advisable for the administration of the Plan.

2.5 All decisions, determinations and interpretations made by the Plan Administrator shall be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries.

3. Definitions.

3.1 In this Plan:

(a)	“Eligible Person” means any prospective employee who was not previously an employee or director of the Corporation or a Related Corporation, hired as a new employee or rehired as an employee following a bona fide period of interruption of employment, if such person is granted an Award as a material inducement to his or her entering into employment with the Corporation or a subsidiary (within the meaning of Nasdaq Rule 5635(c)(4)).

(b)	“Fair Market Value” except as may be otherwise explicitly provided in the Plan or in any Agreement, the Fair Market Value of a share of Common Stock at any particular date shall be the last sale price for the Common Stock, regular way, or, in case no such sale takes place on that day, the average of the closing bid and asked prices during the period that is within 30 days before or 30 days after the applicable valuation date, regular way, for the Common Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Nasdaq Stock Market (“Nasdaq”):

(c)	“Related Corporation” means any entity that is subsidiary of the Corporation of which the Corporation owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock or other form of equity ownership, as determined by the Committee.

4. eligibility.

4.1 Non-Qualified Options may only be granted to any individual who, at the time the Non-Qualified Option is granted, is an Eligible Person.

4.2 Non-Qualified Awards, may be granted to Eligible Persons, as the Plan Administrator shall select, subject to any Applicable Laws.

4.5 Awards may be granted in substitution for outstanding Awards of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Corporation or any Related Corporation. Awards also may be granted in exchange for outstanding Awards.

4.6 Any person to whom an Award is granted under this Plan is referred to as a “Participant”.

5. reserved

6. reserved

7. STOCK

7.1 The Plan Administrator is authorized to grant Options to acquire shares of Common Stock, shares of Restricted Stock and Restricted Stock Units in a number not exceeding 2.2% of the number of shares of Common Stock issued and outstanding immediately prior to the grant of such Awards on a Fully Diluted Basis. For purposes of this Section 7.1, the term “Fully Diluted Basis” means all issued and outstanding share capital (where options shall be deemed outstanding share capital until exercised) and all rights to acquire share capital including, without limitation, all securities convertible or exercisable into shares of Common Stock being deemed so converted and exercised, the conversion of any convertible shareholder loans into share capital, with all outstanding warrants, options or any other right granted by the Corporation to receive shares of the Corporation’s share capital being deemed exercised in full. Shares of Common Stock with respect to which Awards may be granted hereunder are subject to adjustment as set forth in Section 8.1(o) hereof. In the event that any outstanding Award expires or is terminated for any reason, the shares of Common Stock allocable to the unexercised portion of such Award may again be subject to an Award granted to the same Participant or holder or to a different person eligible under Section 4 of this Plan.

8. TERMS AND CONDITIONS OF AWARDS

8.1 Each Award granted under this Plan shall be evidenced by a written agreement approved by the Plan Administrator (each, an “Agreement”). Agreements may contain such provisions, not inconsistent with this Plan or any Applicable Laws, as the Plan Administrator in its discretion may deem advisable. All Awards also shall comply with the following requirements:

(a)	Number of shares of Common Stock underlying the Award and Type of Award.

Each Agreement shall state the number of shares of Common Stock to which it pertains and whether the Award is intended to be a Non-Qualified Option, or a Non-Qualified Award; provided that in the absence of action to the contrary by the Plan Administrator in connection with the grant of an Award, all Awards shall be Non-Qualified Options or Non-Qualified Awards, as the case may be.

(b)	Date of Grant

Each Agreement shall state the date the Plan Administrator has deemed to be the date of grant of the Award (the “Date of Grant”).

(c)	Exercise Price

With respect to any Option, each Agreement shall state the exercise price per share of Common Stock to which an Award is exercisable (if applicable). The Plan Administrator shall act in good faith to establish the exercise price in accordance with Applicable Laws; provided that Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Corporation or any Related Corporation may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur.

(d)	Duration of Awards

At the Date of Grant of the Award, the Plan Administrator shall designate, subject to Section 8.1(g) below, the expiration date of the Awards, which date shall not be later than ten (10) years from the Date of Grant; provided that the Plan Administrator may decide otherwise in specific Award Agreements. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular Award, all Awards granted under this Section 8 shall expire 10 years from the Date of Grant.

(e)	Vesting Schedule

No Option shall be exercisable until it has vested. The vesting schedule for each Award shall be specified by the Plan Administrator at Date of Grant of the Award; provided that if no vesting schedule is specified at the Date of Grant, the Award shall vest as follows:

one third of the Option shall vest and become exercisable on each one-year anniversary of the date of grant. The Plan Administrator may specify a vesting schedule for all, or any portion of, an Award based on the achievement of performance objectives established in advance of the commencement by the Participant of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of objective criteria, including but not limited to, one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Corporation’s performance relative to its internal business plan. Performance objectives may be in respect of the performance of the Corporation as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of either of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. An Option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Participant and the Corporation by the Plan Administrator that the performance objective has been achieved.

(f)	Acceleration of Vesting

The vesting of one or more outstanding Award may be accelerated by the Plan Administrator at such times and in such amounts as it shall determine in its sole discretion.

(g)	Term of Award

(i)	Vested Options shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

A.	the expiration of the Option, as designated by the Plan Administrator in accordance with Section 8.1(d) above;

B.	the date a Participant receives a notice of his or her termination of employment or contractual relationship with the Corporation or any Related Corporation for Cause (as hereinafter defined); or

C.	the expiration of ninety (90) days, unless otherwise determined in specific Agreements by the Plan Administrator, from the date of a Participant’s termination of employment or contractual relationship with the Corporation or any Related Corporation for any reason whatsoever other than Cause, but including death or disability.

(iii)	Upon the death of a Participant, any vested Option still in force and unexpired may be exercised by the person or persons to whom such Participant’s rights shall pass by the Participant’s will or by the laws of descent and distribution at the Participant’s domicile at the time of death, within a period of six (6) months after the date of the Participant’s death.

(iv)	For purposes of the Plan, unless otherwise defined in the Agreement, termination for “Cause” shall mean such termination is for “cause” as such term is expressly defined in a then-effective written agreement between the Participant and the Corporation or any Related Corporation, or in the absence of such then-effective written agreement and in the case of an employee, termination for the following reasons (i) conviction of any felony involving moral turpitude or affecting the Corporation; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Participant’s direct supervisor, which involves the business of the Corporation or its Related Corporation and was capable of being lawfully performed; (iii) embezzlement of funds of the Corporation or its Related Corporation; (iv) any breach of the Participant’s fiduciary duties or duties of care of the Corporation; including without limitation disclosure of confidential information of the Corporation; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Corporation. Unless accelerated in accordance with Section 8.1(f) above, unvested Options shall terminate immediately upon termination of employment or contractual relationship of a Participant with the Corporation or a Related Corporation, for any reason whatsoever, including death or disability.

(v)	For purposes of this Plan, transfer of employment between or among the Corporation and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Corporation or any Related Corporation. Employment shall be deemed to continue while the Participant is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first ninety (90) days of such leave, unless otherwise determined in specific Agreements by the Plan Administrator and unless the Participant’s re-employment rights are guaranteed by statute or by contract. Furthermore, no Options shall continue to vest during any “prior notice period prior to the termination” of any Participant.

(h)	Exercise of Options

(i)	Options shall be exercisable, in full or in part, at any time after vesting, until termination of the Option. If less than all of the shares of Common Stock included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the exercise period. Only a whole share of Common Stock may be issued pursuant to the exercise of an Option, and to the extent that an Option covers less than one (1) share of Common Stock, it is unexercisable.

(ii)	Options or portions thereof may be exercised by giving written notice to the Corporation, in such form and method as may be determined by the Corporation and when applicable, which notice shall specify the number of shares of Common Stock to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Stock so purchased, which payment shall be in the form specified in Section 8.1(i) below. The Corporation shall not be obligated to issue, transfer or deliver a certificate representing shares of Common Stock to the holder of any Option, until provision has been made by the holder, to the satisfaction of the Corporation, for the payment of the aggregate exercise price for all shares of Common Stock for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise. During the lifetime of a Participant, Options are exercisable only by the Participant.

(i)	Payment upon Exercise of Option

Upon the exercise of any Option, the aggregate exercise price shall be paid to the Corporation in cash or by wire transfer or cashier’s check, or any other manner approved by Administrator. In addition, if pre-approved in writing by the Plan Administrator who may arbitrarily withhold consent, the holder may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(i)	by delivering to the Corporation shares of Common Stock previously held by such holder, or by the Corporation withholding shares of Common Stock otherwise deliverable pursuant to exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to the aggregate exercise price to be paid by the Participant upon such exercise;

(ii)	by delivering a properly executed exercise notice together with irrevocable instructions to a broker promptly to sell or margin a sufficient portion of the shares of Common Stock and deliver directly to the Corporation the amount of sale or margin loan proceeds to pay the exercise price; or

(iii)	by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

(j)	Restricted Stock. A Non-Qualified Award may be granted by the Corporation in a specified number of shares of Common Stock of Corporation to the Participant, which shares may or may not be subject to forfeiture or other restrictions upon the happening of specified events (the term in which such restrictions apply shall be referred to as the “Restriction Period”) and subject to the conditions and limitations in the Plan. Such an Award shall be subject to the following terms and conditions:

(i)	Restricted Stock shall be evidenced by Award Agreements. Such Agreements shall conform to the requirements of the Plan and may contain such other provisions as the Committee shall deem advisable.

(ii)	Upon determination of the number of shares of Restricted Stock to be granted to a holder, the Committee shall direct that a certificate or certificates representing the number of shares of Common Stock of Corporation be issued to the holder with the holder designated as the registered owner. If any restrictions apply to such shares of Restricted Stock, the certificate(s) representing such shares shall be legended as to sale, transfer, assignment, pledge or other encumbrances during the Restriction Period and deposited by the holder, together with a stock power endorsed in blank, with the Corporation, to be held in escrow during the Restriction Period.

(iii)	Unless otherwise determined by the Committee at the time of an Award, during the Restriction Period the holder shall have the right to receive dividends from and to vote the shares of Restricted Stock.

(iv)	The Award Agreement shall specify the duration of the Restriction Period, if any, and the employment or other conditions (including termination of employment on account of death, disability, retirement or other cause) under which shares of Restricted Stock may be forfeited by the Corporation. At the end of the Restriction Period, if any, the restrictions imposed shall lapse with respect to the number of shares of Restricted Stock as determined by the Committee, and the legend shall be removed and such number of shares delivered to the holder (or, where appropriate, the holder’s legal representative). The Committee may, in its sole discretion, modify or accelerate the vesting and delivery of shares of Restricted Stock, if those are subject to vesting.

(k)	Restricted Stock Unit. The Plan Administrator is authorized to make awards of Restricted Stock Units, as a Non-Qualified Award, to any Eligible Person in such amounts and subject to such terms and conditions as the Plan Administrator shall deem appropriate. On the vesting date of a Restricted Stock Unit (and, in no event later than the fifteenth day of the third month following the close of the year in which vesting under the applicable Agreement occurs, or if later, the close of the year specified by the Plan Administrator in the applicable Agreement), the Corporation shall transfer to the Participant one unrestricted, fully transferable, fully paid and non-assessable share of Common Stock (or the cash equivalent of the Fair Market Value thereof) for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

(i)	All Awards of Restricted Stock Units made pursuant to this Plan will be evidenced by an Award Agreement and will comply with and be subject to the terms and conditions of this Plan.

(ii)	During the Restriction Period the holder shall not have the right to receive dividends from and to vote the shares underlying the Restricted Stock Units. With respect to each Restricted Stock Unit, the Plan Administrator may grant a “Dividend Equivalent Unit” to any Participant upon such terms and conditions as it may establish. Each Dividend Equivalent Unit will entitle the Participant, at the time of the settlement of the Award, to an additional payment equal to the dividends the Participant would have received if the Participant had been the actual record owner of the underlying Common Stock on each dividend record date prior to settlement. The Dividend Equivalent Unit may be settled in cash, additional shares of Common Stock or a combination thereof.

(iii)	Restricted Stock Units shall be subject to such terms and conditions as the Plan Administrator may impose. These terms and conditions may include restrictions based upon completion of a specified period of service with the Corporation as set out in advance in the Participant’s individual Award Agreement.

(l)	No Rights as a Shareholder.

A holder shall have no rights as a shareholder of the Corporation with respect to any shares of Common Stock covered by an Option and to any Restricted Stock Unit until such holder becomes a record holder of such shares, irrespective of whether such holder has given notice of exercise. Subject to the provisions of Section 8.1(m) hereof, no rights shall accrue to a holder and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Stock for which the record date is prior to the date the holder becomes a record holder of the shares of Common Stock, irrespective of whether such holder has given notice of exercise.

(m)	Non-transferability Options.

Options and unvested Restricted Stock and Restricted Stock Units granted under this Plan and the rights and privileges conferred by this Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution, and shall not be subject to execution, attachment or similar process; provided, however that with the prior consent of the Committee, an Award may be transferred to an entity in which all equity holders are (1) either the spouse (or former spouse), children or grandchildren of the Participant (each, an “Immediate Family Member”) of the Participant and/or (2) entities which are controlled by immediate family members of the Participant. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Options, unvested Restricted Stock or Restricted Stock Units or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by this Plan, such Options, unvested Restricted Stock and Restricted Stock Units shall thereupon terminate and become null and void.

(n)	Securities Regulation and Tax Withholding; Action Required upon Grant of Award

(i)	The issuance and delivery of shares of Common Stock pursuant to grant, exercise or settlement of an Award shall comply with all Applicable Laws, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from prospectus and registration requirements for the issuance and sale of such shares of Common Stock. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any shares of Common Stock under this Plan, or the unavailability of an exemption from prospectus and registration requirements for the issuance and sale of any shares of Common Stock under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such shares of Common Stock.

(ii)	As a condition to the exercise of an Option or grant, or grant or settlement of other Awards, the Plan Administrator may require the holder to represent and warrant in writing at the time of such exercise, grant or settlement that the shares of Common Stock are being purchased only for investment and without any then-present intention to sell or distribute such shares of Common Stock. If necessary under Applicable Laws, the Plan Administrator may cause a stop-transfer order against such Common Stock to be placed on the stock books and records of the Corporation, and a legend indicating that the shares of Common Stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any Applicable Laws, may be stamped on the certificates representing such shares of Common Stock in order to assure an exemption from registration. The Plan Administrator also may require such other documentation as may from time to time be necessary to comply with applicable securities laws. THE CORPORATION HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE COMMON STOCK ISSUABLE UPON THE EXERCISE OF OPTIONS OR GRANT OR SETTLEMENT OF OTHER AWARDS.

(iii)	The holder shall pay to the Corporation by wire transfer or cashier’s check, or any other manner approved by Administrator promptly upon exercise of an Option or, if sooner or later, the date that the amount of such obligations becomes due with respect to any Award, all applicable federal, state, local and foreign withholding taxes that the Plan Administrator in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of shares of Common Stock acquired upon exercise of an Option or otherwise related to an Option or shares of Common Stock granted or settled in connection with a different Award. Furthermore, the holder shall agree to indemnify the Corporation and/or its affiliates and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the holder. Upon approval of the Plan Administrator, a holder may satisfy such obligation by complying with one or more of the following alternatives selected by the Plan Administrator:

A.	by delivering to the Corporation shares of Common Stock previously held by such holder or by the Corporation withholding shares of Common Stock otherwise deliverable pursuant to the exercise of the Option or grant or settlement of a different Award, which shares of Common Stock received or withheld shall have a Fair Market Value (as determined by the Plan Administrator) equal to the minimum mandatory withholding tax obligations arising as a result of such exercise, transfer or other disposition; or

B.	by complying with any other payment mechanism approved by the Plan Administrator from time to time.

(iv)

The issuance, transfer or delivery of certificates representing shares of Common Stock pursuant to the exercise of Options or issuance of shares underlying a different Award may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of all Applicable Laws and the withholding provisions of the Code have been met and that the holder has paid or otherwise satisfied any withholding tax obligation as described in Section 8.1(l)(iii) above.

(v)	Promptly following the grant of an Award, the Corporation shall, in accordance with Nasdaq Rule 5635(c), (1) issue a press release disclosing the material terms of the Award, including the recipient(s) of the Award and the number of shares of Common Stock involved, and (2) provide written notice to Nasdaq of such grant.

(o)	Adjustments Upon Changes in Capitalization

(i)	The class of shares for which Awards may be granted under this Plan, the number and class of shares covered by each outstanding Award, and the exercise price per share thereof (but not the total price), and each such Award, shall all be proportionately adjusted for any increase or decrease in the number of issued Common Stock resulting from:

A.	a subdivision or consolidation of Common Stock or any like capital adjustment, or

B.	the issuance of any shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock, to the holders of all or substantially all of the outstanding shares of Common Stock by way of a stock dividend (other than the issuance of shares of Common Stock, or securities exchangeable for or convertible into shares of Common Stock, to holders of shares of Common Stock pursuant to their exercise of options to receive dividends in the form of shares of Common Stock, or securities convertible into shares of Common Stock, in lieu of dividends paid in the ordinary course on the shares of Common Stock).

(ii)	Except as provided in Section 8.1(m)(iii) hereof, upon a merger (other than a merger of the Corporation in which the holders of Common Stock immediately prior to the merger have the same proportionate ownership of common shares in the surviving corporation immediately after the merger), consolidation, acquisition of property or stock, separation, reorganization (other than a mere re-incorporation or the creation of a holding Corporation) or liquidation of the Corporation, as a result of which the shareholders of the Corporation receive cash, shares or other property in exchange for or in connection with their shares of Common Stock, any Award granted hereunder shall terminate, but the holder shall have the right to exercise such holder’s Award immediately prior to any such merger, consolidation, acquisition of property or shares, separation, reorganization or liquidation, and to be treated as a shareholder of record for the purposes thereof, to the extent the vesting requirements set forth in the Award Agreement have been satisfied.

(iii)	If the shareholders of the Corporation receive shares in the capital of another corporation (“Exchange Shares”) in exchange for their shares of Common Stock in any transaction involving a merger (other than a merger of the Corporation in which the holders of shares of Common Stock immediately prior to the merger have the same proportionate ownership of shares of common stock in the surviving corporation immediately after the merger), consolidation, acquisition of property or shares, separation or reorganization (other than a mere re-incorporation or the creation of a holding Corporation), all Awards granted hereunder shall be converted into Awards to purchase Exchange Shares, unless the Corporation and the corporation issuing the Exchange Shares, in their sole discretion, determine that any or all such Awards granted hereunder shall not be converted into Awards to purchase Exchange Shares but instead shall terminate in accordance with, and subject to the holder’s right to exercise the holder’s Awards pursuant to, the provisions of Section 8.1(m)(ii). The amount and price of converted Awards shall be determined by adjusting the amount and price of the Awards granted hereunder in the same proportion as used for determining the number of Exchange Shares the holders of the shares of Common Stock receive in such merger, consolidation, acquisition or property or stock, separation or reorganization. Unless accelerated by the Board, the vesting schedule set forth in the Option Agreement shall continue to apply to the Awards granted for the Exchange Shares.

(iv)	In the event of any adjustment in the number of shares of Common Stock covered by any Award, any fractional shares resulting from such adjustment shall be disregarded and each such Award shall cover only the number of full shares resulting from such adjustment.

(v)	All adjustments pursuant to Section 8.1(m) shall be made by the Plan Administrator, and its determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. All adjustments to any Award shall be made in a manner compliant with, and to the extent permitted under, Section 409A of the Code, to the extent applicable.

(vi)	The grant of an Award shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

(p)	Compliance with Section 409A.

It is the intention of the Corporation that no payment or entitlement pursuant to this Plan will give rise to any adverse tax consequences to any person pursuant to Section 409A of the Code. The Plan Administrator shall interpret and apply the Plan to that end and shall not give effect to any provision therein in a manner that reasonably could be expected to give rise to adverse tax consequences under Section 409A.

9. EFFECTIVE DATE; AMENDMENT; SHAREHOLDER APPROVAL NOT REQUIRED

9.1 The effective date of the Plan shall be the date approved by the Board. Unless sooner terminated by the Board, this Plan will become effective on the date it is approved by the Board and will remain in effect until the tenth (10th) anniversary of such date, but Awards previously granted may extend beyond that date in accordance with the plan. No Award may be granted under the Plan after such termination or during any suspension of this Plan.

9.2. It is expressly intended that approval of the Corporation’s shareholders not be required as a condition of the effectiveness of the Plan, and the Plan’s provisions shall be interpreted in a manner consistent with such intent for all purposes. Specifically, Nasdaq Rule 5635(c) generally requires shareholder approval for equity compensation plans adopted by companies whose securities are listed on Nasdaq that provide for the delivery of equity securities to any employees, directors or other service providers of such companies as compensation for services. Nasdaq Rule 5635(c)(4) provides an exemption in certain circumstances for employment inducement awards. Notwithstanding anything to the contrary herein, in accordance with Nasdaq Rule 5635(c)(4), Awards may only be granted as material inducements to Eligible Persons being hired or rehired as employees, as applicable, and must be approved by (a) the Board, acting through a majority of the Corporation’s independent directors, or (b) the independent compensation committee of the Board. Accordingly, pursuant to Nasdaq Rule 5635(c)(4), the issuance of Awards and the shares of Common Stock issuable upon exercise or vesting of such Awards pursuant to the Plan is not subject to the approval of the Corporation’s shareholders.

10. NO OBLIGATIONS TO EXERCISE OPTION

The grant of an Option shall impose no obligation upon the Participant to exercise such Option.

11. NO RIGHT TO AWARD OR TO EMPLOYMENT

Whether or not any Awards are to be granted under this Plan shall be exclusively within the discretion of the Plan Administrator, and nothing contained in this Plan shall be construed as giving any person any right to participate under this Plan. The grant of an Award shall in no way constitute any form of agreement or understanding binding on the Corporation or any affiliate, express or implied, that the Corporation or any affiliate will employ or contract with an Participant for any length of time, nor shall it interfere in any way with the Corporation’s or, where applicable, an affiliate’s right to terminate Participant’s employment at any time, which right is hereby reserved.

12. APPLICATION OF FUNDS

The proceeds received by the Corporation from the sale of Common Stock issued upon the exercise of Awards shall be used for general corporate purposes, unless otherwise directed by the Board.

13. INDEMNIFICATION OF PLAN ADMINISTRATOR

In addition to all other rights of indemnification they may have as members of the Board, members of the Plan Administrator shall be indemnified by the Corporation for all reasonable expenses and liabilities of any type or nature, including attorneys’ fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Award granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Corporation), except to the extent that such expenses relate to matters for which it is adjudged that such Plan Administrator member is liable for willful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Plan Administrator member involved therein shall, in writing, notify the Corporation of such action, suit or proceeding, so that the Corporation may have the opportunity to make appropriate arrangements to prosecute or defend the same.

14. AMENDMENT OF PLAN

Subject to additional consents and approvals required under Applicable Law, the Plan Administrator may, at any time, modify, amend or terminate this Plan or modify or amend Awards granted under this Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with the Applicable Laws.